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                                                   EXHIBIT 99.2

Immediately

M.A. Hatfield (414) 765-7809


DENNIS J. KUESTER NAMED CHIEF EXECUTIVE OFFICER OF
MARSHALL & ILSLEY CORPORATION

James B. Wigdale to Continue as Chairman of the Board

Milwaukee, Wisconsin - October 18, 2001

     Marshall & Ilsley Corporation (M&I) today announced the Corporation's President, Dennis J. Kuester, would add the title Chief Executive Officer of Marshall & Ilsley Corporation, effective January 1, 2002. The position is currently held by James B. Wigdale, who will continue to serve as Chairman of the Board. Mr. Kuester will also continue to serve as President of Marshall & Ilsley Corporation.

     M&I also announced, effective today, Mr. Kuester will become Chairman of the Board and Chief Executive Officer, and Thomas M. Bolger will become President and a member of the board of directors, of M&I Marshall & Ilsley Bank.

     Mr. Bolger and Mark F. Furlong have been named Executive Vice Presidents of Marshall & Ilsley Corporation and Mark R. Hogan was named Senior Vice President and Chief Credit Officer.

     Dennis J. Kuester began his career with M&I in 1976 at M&I Data Services, now Metavante Corporation, where he served as Vice President until he became President in 1985. He became Chairman of the Board and Chief Executive Officer of M&I Data Services in 1993. He served as Chief Executive Officer until 1998 and continues to serve as Chairman of Metavante Corporation. Mr. Kuester has served as President of Marshall & Ilsley Corporation since 1987 and President of M&I Marshall & Ilsley Bank since 1989.

     Mr. Kuester is Chairman of the Board for Wisconsin Manufacturers and Commerce. He also serves on the board of directors for Modine Manufacturing Company, Wausau-Mosinee Paper Corp., Krueger International, Inc., Super Steel Products Corp., TYME Corp., Froedtert Memorial Lutheran Hospital, the National Multiple Sclerosis Society, and the National Advisory Council for Marshfield Clinic.

     Thomas M. Bolger began his career with M&I Marshall & Ilsley Bank in
1970. He joined the Commercial Banking department in 1979, became Vice President in 1983, Senior Vice President in 1994 and Executive Vice President in 1997. He has led Commercial Banking since 1996 and has been Senior Vice President and Chief Credit Officer of Marshall & Ilsley Corporation since 1995. Mr. Bolger serves on the board of directors for the Blood Center Research Foundation and Aurora Health Care Metro Region.

     Mark F. Furlong joined Marshall & Ilsley Corporation in April of this year as Senior Vice President and Chief Financial Officer. He previously served as Executive Vice President and Chief Financial Officer for Old Kent Financial Corporation. He is a member of the board of directors for Kforce.

     Mark R. Hogan began his career with M&I in 1977. He became a Vice President in 1984 and Senior Vice President and Chief Credit Officer of M&I Marshall & Ilsley Bank in 1996. Mr. Hogan serves on the board of directors for the Better Business Bureau of Wisconsin and Children's Service Society of Wisconsin, and is a trustee of Mount Mary College.

     Marshall & Ilsley Corporation (NYSE: MI) is a diversified financial services corporation headquartered in Milwaukee, Wisconsin with $27.3 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank (M&I) has the largest banking presence in Wisconsin with 215 offices throughout the state. In addition, M&I has 25 locations throughout Arizona and in Minneapolis, Minnesota; Las Vegas, Nevada; and Naples, Florida. M&I also provides trust and investment management, equipment leasing, mortgage banking, financial planning, investments, insurance services and data processing from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). M&I's customer-based approach, internal growth and strategic acquisitions have made M&I a nationally recognized leader in the financial services industry.